Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280368

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 6 DATED JULY 16, 2025

TO THE PROSPECTUS DATED APRIL 11, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 11, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of August 1, 2025;

•	to disclose the calculation of our June 30, 2025 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to otherwise update the Prospectus.

August 1, 2025 Transaction Price

The transaction price for each class of our common stock for subscriptions accepted as of August 1, 2025 (and repurchases as of July 31, 2025) is as follows:

Transaction Price (per share)
Class T	$11.49
Class S	$11.36
Class D	$11.52
Class I	$11.48

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of June 30, 2025. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

June 30, 2025 NAV Per Share

We calculate our NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.

VGN-NREIT-0725P

The following table provides a breakdown of the major components of our NAV as of June 30, 2025 ($ and shares in thousands):

Components of NAV	June 30, 2025
Investments in real property	$2,328,897
Investments in commercial mortgage loans	181,060
Investments in real estate debt	125,879
Investments in international affiliated funds	114,981
Investments in real estate-related securities	101,216
Cash and cash equivalents	43,839
Restricted cash	27,464
Other assets	13,626
Debt obligations	(635,099)
Other liabilities	(77,463)
Subscriptions received in advance	(26,022)
Stockholder servicing fees payable the following month(1)	(510)
Non-controlling interests in joint ventures	(6,229)

Net Asset Value	$2,191,639
Net asset value attributable to preferred stock	125

NAV attributable to common stockholders	$2,191,514

Number of outstanding shares of common stock	190,278

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of our NAV, we recognize the stockholder servicing fee as a reduction of our NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of June 30, 2025, we have accrued under GAAP approximately $42.7 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of June 30, 2025 ($ and shares in thousands, except per-share data):

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$164,284	$532,474	$80,932	$1,088,402	$325,422	$2,191,514
Number of outstanding shares	14,293	46,890	7,026	94,836	27,233	190,278

NAV per share	$11.49	$11.36	$11.52	$11.48	$11.95

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the June 30, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	6.99%	5.86%
Multifamily	6.36	5.30
Office	7.89	7.20
Healthcare	7.38	6.53
Retail	6.91	5.85
Self-Storage	7.29	5.68
Single-Family Housing	7.25	5.50

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Retail Investment Values	Self-Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.06%	1.98%	1.83%	1.99%	1.91%	1.70%	2.01%
(weighted average)	0.25% increase	(1.89)%	(1.92)%	(2.02)%	(1.94)%	(1.87)%	(2.04)%	(2.01)%
Exit Capitalization Rate	0.25% decrease	3.03%	3.24%	2.12%	2.58%	2.66%	2.55%	2.95%
(weighted average)	0.25% increase	(2.67)%	(2.90)%	(2.21)%	(2.35)%	(2.42)%	(2.72)%	(2.66)%

Status of our Current Public Offering

In our prior public offerings we sold 214,628,246 shares of our common stock resulting in gross offering proceeds of $2,604,869,559. Our third public offering was declared effective by the SEC and commenced on November 6, 2024. In our third public offering, we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 22,580,820 shares of our common stock in this offering, resulting in gross offering proceeds of approximately $260,875,920. We intend to continue selling shares in this offering on a monthly basis.

Prospectus Updates

The following disclosure replaces the disclosure in the “Management—Compensation of Directors” section of our Prospectus.

We compensate each of our directors who is not employed by our company, Nuveen or any affiliate of Nuveen with an annual retainer of $100,000, plus an additional retainer of $20,000 to the chairperson of our audit committee and an additional retainer of $5,000 to the lead independent director. We pay 50% of this compensation in cash, unrestricted stock, or a combination thereof in quarterly installments and the remaining 50% in the form of an annual grant of restricted stock based on the most recent transaction price. The restricted stock generally vests one year from the date of grant. We do not pay our directors additional fees for attending board meetings, but we reimburse each of our directors for reasonable out-of-pocket expenses incurred in attending board and committee meetings (including airfare, hotel and food). Our directors who are employed by our company, Nuveen or any affiliate of Nuveen do not receive additional compensation for serving on the board of directors or committees thereof.

Our board of directors has adopted a stock ownership policy for our non-employee directors, pursuant to which each non-employee director shall be required to own shares of our common stock in an amount not less than three times the amount of the annual cash retainer (prior to any election to receive the cash portion in unrestricted stock) commencing with the later of the fifth anniversary of his or her initial appointment to the board of directors or May 11, 2027.

The following disclosure replaces the disclosure in the “Management—Independent Director Restricted Share Plan” section of our Prospectus.

Non-Employee Director Restricted Share Plan

We have adopted a restricted share plan which permits our board of directors to grant restricted stock and/or restricted stock units to our non-employee directors in order to: (i) attract and retain non-employee directors by affording them an opportunity to share in our future successes, (ii) strengthen the mutuality of interests between such non-employee directors and our stockholders, and (iii) provide the non-employee directors with a proprietary interest in maximizing our growth, profitability and overall success.

We have authorized and reserved an aggregate maximum number of 500,000 shares for issuance under the restricted share plan. The maximum aggregate number of shares of our Class I common stock associated with any award granted under the restricted share plan in any calendar year to any one non-employee director is 25,000. In the event of a transaction between us and our stockholders that causes the per-share value of our Class I common stock to change (including any stock dividend, stock split, spin-off, rights offering or large nonrecurring cash dividend), the share authorization limits under the plan will be adjusted proportionately and the board of directors will make such adjustments to the plan and awards as it deems necessary, in its sole discretion, to prevent dilution or enlargement of rights immediately resulting from such transaction. In the event of a stock split, a stock dividend or a combination or consolidation of the outstanding shares of common stock into a lesser number of shares, the authorization limits under the plan will automatically be adjusted proportionately and the shares then subject to each award will automatically be adjusted proportionately without any change in the aggregate purchase price.

Our board of directors may in its sole discretion at any time determine that all or a portion of a participant’s awards will become fully vested. The plan will automatically expire on the tenth anniversary of the date on which it is approved by our board of directors, unless extended or earlier terminated by our board of directors. Our board of directors may terminate the plan at any time. The expiration or other termination of the plan will not, without the participant’s consent, have an adverse impact on any award that is outstanding at the time the plan expires or is terminated. Our board of directors may amend the plan at any time, but no amendment will adversely affect any award without the participant’s consent and no amendment to the plan will be effective without the approval of our stockholders if such approval is required by any law, regulation or rule applicable to the plan.

The following supplements the discussion contained under the heading “Material U.S. Federal Income Tax Considerations” in the Prospectus.

The One Big Beautiful Bill Act

On July 4, 2025, President Trump signed into law the legislation known as the One Big Beautiful Bill Act, or the OBBBA. The OBBBA made significant changes to the U.S. federal income tax laws in various areas. Among the notable changes, the OBBBA permanently extended certain provisions that were enacted in the Tax Cuts and Jobs Act of 2017, most of which were set to expire after December 31, 2025. Such extensions included the permanent extension of the 20% deduction for “qualified REIT dividends” for individuals and other non-corporate taxpayers as well as the permanent extension of the limitation on non-corporate taxpayers using

“excess business losses” to offset other income. The OBBBA also increased the percentage limit under the REIT asset test applicable to taxable REIT subsidiaries, or TRSs, from 20% to 25% for taxable years beginning after December 31, 2025. As a result, for taxable years beginning after December 31, 2025, the aggregate value of all securities of TRSs held by a REIT may not exceed 25% of the value of its gross assets.

You are urged to consult with your tax advisors with respect to the OBBBA and its potential effect on an investment in our common stock.

Future Tax Legislation

Future changes to the tax laws are possible. There can be no assurance that future tax law changes will not increase income tax rates, impose new limitations on deductions, credits, or other tax benefits, or make other changes that may adversely affect our business, cash flows, or financial performance or the tax impact to you of an investment in our common stock.

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real property and investments in commercial mortgage loans as of June 30, 2025 presented on page 2 of this Supplement in the section entitled “June 30, 2025 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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